Exhibit 12.1

Ocwen Financial Corporation
Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Fiscal Year Ended December 31,					Nine Months Ended September 30,
	2010	2011	2012	2013	2014	2015
Income (loss) from continuing operations before income taxes (1)	37,783	123,741	257,394	350,957	(443,226)	(589)
Interest expensed and capitalized	85,923	132,770	223,455	395,586	541,757	362,606
Interest component of rental expense	4,101	1,854	4,883	9,102	6,283	5,589
Total fixed charges (2)	90,024	134,624	228,338	404,688	548,040	368,195

Earnings available to cover fixed charges	127,807	258,365	485,732	755,645	104,418	367,606

Preferred dividend requirement	—	—	145	12,020	2,802	—
Ratio of pretax income to net income (3)	1.17	1.57	1.42	1.14	0.94	0.03
Preferred dividend factor	—	—	206	13,703	2,634	—

Total fixed charges	90,024	134,624	228,338	404,688	548,040	368,195
Combined fixed charges and preferred dividends	90,024	134,624	228,544	418,391	550,674	368,195

Ratio of earnings to combined fixed charges and preferred dividends (4)	1.42	1.92	2.13	1.81	(5)	(6)

(1)	Excludes income or loss from equity investees but includes any distributions received representing a return on capital.

(2)	Fixed charges represent total interest expensed and capitalized, including and excluding interest on deposits, amortization of capitalized debt expenses as well as the interest component of rental expense.

(3)	The ratio of pretax income to net income is determined by dividing income from continuing operations before income taxes by net income from continuing operations.

(4)	The ratios of earnings to combined fixed charges and preferred dividends were computed by dividing (x) income from continuing operations before income taxes plus fixed charges by (y) combined fixed charges and preferred dividends.

(5)	Due to our losses in 2014, the ratio of earnings to fixed charges was less than 1:1. We would have had to generate additional earnings of $445.9 million to achieve coverage of 1:1.

(6)	Due to our loss for the nine months ended September 30, 2015, the ratio of earnings to fixed charges and preferred dividends was less than 1:1. We would have had to generate additional earnings of $0.6 million to achieve coverage of 1:1.